Envoy Capital Announces Proposed Acquisition of Merus Labs International

Toronto, Ontario & Vancouver, British Columbia, October 11, 2011 –Envoy Capital Group Inc. (TSX: ECG, NASDAQ: ECGI) (“Envoy”) is pleased to announce that it has entered into a letter of intent with Merus Labs International Inc. (“Merus”) (CNSX: MR) dated October 10, 2011, pursuant to which both Companies will amalgamate pursuant to a plan of arrangement (the “Arrangement”), conditional upon receipt of all regulatory and shareholder approvals and the negotiation and execution of a definitive agreement between the parties, among other conditions.

Pursuant to the Arrangement, all of the outstanding common shares of Merus will be exchanged on a 4:1 basis for common shares of the amalgamated company (“Amalco”) and all outstanding common shares of Envoy will be exchanged on a 1:1 basis for common shares of Amalco. Upon completion of the Arrangement, the existing shareholders of Envoy will, in the aggregate, hold approximately 50.1% of the issued and outstanding common shares of Amalco on a non-diluted basis and the existing shareholders of Merus will hold approximately 49.9% of the issued and outstanding shares on a non-diluted basis.

Holders of options and warrants of Merus and Envoy shall receive options and warrants to purchase Amalco Shares on the same terms and conditions after adjustment for the foregoing share exchange ratios.

Prior to completion of the Arrangement (“Effective Date”),Envoy, in addition to its current net tangible assets of approximately $10.0 million, will complete an up to $9.0 million private placement financing consisting of the sale of up to 4,500,000 units. Each unit shall consist of one (1) Private Placement Share and one half of one (1) Warrant at a price of no less than $2.00 per unit. Each share purchase warrant will have an exercise price of $3.00 per share exercisable for a period of three years. Such warrants can be required to be exercised if the closing price of such shares on the TSX is at or above $4.00 for thirty consecutive days.

Dr. Ahmad Doroudian, the President and Chief Executive Officer of Meruswill be appointed President and Chief Executive Officer of Amalco.

The closing will occur at such time and place as Merus and Envoy mutually agree, provided that in no event shall the closing occur later than December 13, 2011. Completion of the Arrangement is subject to a number of conditions, including but not limited to, receipt of all regulatory and shareholder approvals and the negotiation and execution of a definitive agreement between the parties, among other conditions. There can be no assurance that the transaction can be completed as proposed or at all.

An information circular with further details regarding the transaction will be filed on www.sedar.com for a joint shareholder meeting of Merus and Envoy to be called to approve the transaction.

No stock exchange, securities commission or other regulatory authority has reviewed or approved the contents of this news release or the merits of the proposed transaction.

This press release does not constitute an offer of any securities for sale or a solicitation of an offer to purchase any securities. The securities to be issued in connection with the Arrangement have not been and will not be registered under the United States Securities Act of 1933 (the “1933 Act”) and may not be offered or sold in the United States absent registration under the 1933 Act or pursuant to an available exemption from the registration requirements of the 1933 Act.

About Envoy Capital

Envoy Capital is Toronto based merchant banking organization that focuses on providing financial services as well as debt and equity capital to small and mid-cap companies.

For further information about Envoy Capital, please contact:

Robert Pollock
President & Chief Executive Officer
Tel: 416.619.3166

About Merus Labs

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. Merus Labs utilizes its expertise in the North American pharmaceutical markets and its access to capital to acquire and license niche branded products in Canada and United States. Merus Labs further enhances the sale and distribution of these products by introduction of a focused marketing and promotion plan.

For further information about Merus Labs, please contact:

Dr. Ahmad Doroudian
President & Chief Executive Officer
Tel: 604.805.77893

Cautionary Note Regarding Forward-Looking Statements
This news release contains forward-looking information within the meaning of Canadian securities laws. Although each Company believes that such information is reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking information is typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. Each Company cautions investors that any forward-looking information provided by the respective Company is not a guarantee of future results or performance, and that actual results may differ materially from those in forward looking information as a result of various factors, including, but not limited to, the state of the financial markets for the respective Company’s equity securities, each Company's ability to obtain any necessary permits, consents or authorizations required for its activities, to raise the necessary capital or to be fully able to implement business strategies and other risks associated with business strategies. The reader is referred to each Company's disclosure documents for a more complete discussion of such risk factors and their potential effects, copies of which may be accessed through the respective Company’s page on SEDAR at www.sedar.com